SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 13D/A*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              IAC/INTERACTIVECORP
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   44919P300
                                (CUSIP NUMBER)

         CHARLES Y. TANABE, ESQ.                      PAMELA S. SEYMON, ESQ.
 SENIOR VICE PRESIDENT AND GENERAL COUNSEL       WACHTELL, LIPTON, ROSEN & KATZ
        LIBERTY MEDIA CORPORATION                     51 WEST 52ND STREET
         12300 LIBERTY BOULEVARD                    NEW YORK, NEW YORK 10019
           ENGLEWOOD, CO 80112                           (212) 403-1000
             (720) 875-5400

 (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                AUGUST 9, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
*  NOTE:  This statement constitutes Amendment No. 17 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities. This statement also constitutes
Amendment No. 12 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 27 of a Report on Schedule 13D of Barry Diller, Amendment No.
22 of a Report on Schedule 13D of BDTV INC., Amendment No. 21 of a Report on
Schedule 13D of BDTV II INC., Amendment No. 18 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 17 of a Report on Schedule 13D of BDTV IV INC.

                                     2 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  LIBERTY MEDIA CORPORATION
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                     3 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BARRY DILLER
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  UNITED STATES
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------

                                     4 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                     5 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV II INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                     6 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV III INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                     7 of 20

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV IV INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES
                  OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE
                  DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF
                  THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF
                  THE VOTING POWER OF THE COMPANY.  SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    8 of 20
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                                 STATEMENT OF

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      AND
                                 BDTV IV INC.

 Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

                              IAC/INTERACTIVECORP

          This Report on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of IAC/InterActiveCorp, a Delaware corporation ("IAC" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty
Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Diller Schedule 13D"),
(iv) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (v) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vi) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (vii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 17 to the Reporting Group Schedule 13D, Amendment No. 12 to the Liberty Schedule 13D, Amendment No. 27 to the Barry Diller Schedule 13D, Amendment No. 22 to the BDTV Schedule 13D, Amendment No. 21 to the BDTV II
Schedule 13D, Amendment No. 18 to the BDTV III Schedule 13D and Amendment No. 17 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty
Schedule 13D, the Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II
Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on
Schedule 13D referred to in this paragraph.

          Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.   IDENTITY AND BACKGROUND

          The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

          Liberty is a holding company which, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the electronic retailing, media, communications and entertainment industries in the United States, Europe and Asia.

          Schedule 3 attached hereto is incorporated herein by reference and amends and restates Schedule 3 of the Schedule 13D in its entirety.

                                    9 of 20


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The information contained in Items 5 and 6 of this Amendment is hereby incorporated by reference herein.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

          Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits to this Amendment or as previously filed as exhibits to the Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the
Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock (including, in the case of Liberty, (i) its interest in the BDTV Entities and (ii) in connection with certain hedging transactions it may engage in as described in Item 6, in each case, subject to certain specified limitations).

          Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Schedule 13D, (i) Liberty does not have and, to the best of Liberty's knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) neither Barry Diller, nor any of the BDTV Entities, nor any of the directors or officers of any of the BDTV Entities, have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that, in the case of Mr. Diller, Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

          The information contained in Items 5 and 6 of this Amendment is hereby incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

          On June 7, 2005, IAC announced that it had sold its common and preferred interests in Vivendi Universal Entertainment LLLP ("VUE") to NBC Universal, Inc. ("NBCU") in exchange for approximately $3.4 billion in aggregate consideration, including 43,181,308 shares of Common Stock formerly held by NBCU and 13,430,000 shares of Class B Common Stock formerly held by NBCU (the "Share Exchange"). Prior to the completion of the Share Exchange, Mr. Diller held an irrevocable proxy granted by NBCU, pursuant to which Mr. Diller had the right to vote the shares of Common Stock and Class B Common Stock held by NBCU.

          On August 9, 2005, IAC announced that it completed (i) a one-for-two reverse stock split and (ii) a spin-off to its stockholders of Expedia, Inc., a Delaware corporation ("Expedia"), following which Expedia became an independent public company (the "Spin-off Transactions," and together with the Share Exchange, the "Transactions"). In connection with the Spin-off Transactions, IAC reclassified its shares of Common Stock and Class B Common Stock by changing the per share par value of each class from $.01 to $.001.

          On August 4, 2005, Mr. Diller exercised options to acquire 3,791,694 shares of Common Stock at an exercise price of $5.66 per share. In connection with the foregoing stock option exercise, IAC withheld 819,212 shares of Common Stock to cover the payment of the aggregate exercise price and IAC withheld 1,479,859 shares of IAC Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $26.18 per share.

                                    10 of 20


           After giving effect to the Transactions and the exercise of options by Mr. Diller described above, the members of the Reporting Group beneficially own 64,474,194 shares of Common Stock (assuming the exercise of options to purchase 19,027,097 shares of Common Stock which are currently exercisable by Mr. Diller) and 25,599,998 shares of Class B Common Stock, which shares constitute 19.6% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group's shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 25.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.7% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding as of the close of business on August 9, 2005 310,376,215 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 846 shares of preferred stock, which share numbers were provided to the Reporting Group by the Company. Mr. Diller continues to hold an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Liberty and its affiliates, subject to certain limitations.

          The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

          On August 9, 2005, in connection with the Spin-off Transactions, IAC entered into an Amended and Restated Governance Agreement with Liberty and Mr. Diller (the "Governance Agreement").

          On August 9, 2005, Liberty and Mr. Diller entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement," together with the "Governance Agreement," the "Agreements").

          The following is a summary of the terms of the Agreements. The following descriptions do not purport to cover all the provisions of the Agreements, are qualified in their entirety by reference to the Agreements, which are filed as Exhibits 54 and 55 hereto, and are incorporated into this Amendment by reference.

          The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

THE GOVERNANCE AGREEMENT

REPRESENTATION OF LIBERTY ON THE IAC BOARD OF DIRECTORS

          Under the terms of the Governance Agreement:

     o Liberty has the right to nominate up to two directors of IAC so long as Liberty beneficially owns at least 33,651,963 equity securities of IAC (so long as Liberty's ownership percentage is at least equal to 15% of the total equity securities of IAC);

     o Liberty has the right to nominate one director of IAC so long as Liberty beneficially owns at least 22,434,642 equity securities of IAC (so long as Liberty owns at least 5% of the total equity securities of IAC); and


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                                    11 of 20


     o IAC will use its reasonable best efforts to cause one of Liberty's designees to be a member of a committee of the board of directors of IAC and, to the extent the person designated by Liberty would qualify as a member of the compensation committee of the board of directors of IAC under applicable tax and securities laws and regulations, IAC will seek to have that person appointed to the compensation committee of IAC.

          Pursuant to the terms of the Governance Agreement, IAC will cause each director that Liberty nominates to be included in the slate of nominees recommended by the Board of Directors of IAC to the stockholders of IAC for election as directors at each annual meeting of the stockholders of IAC and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons. Liberty has the right to designate a replacement director to the board of IAC in order to fill any vacancy of a director previously designated by Liberty.

CONTINGENT MATTERS

          The Governance Agreement lists certain actions that require the prior consent of Liberty and Mr. Diller before IAC can take any such action.

          For so long as:

     o in the case of Liberty, Liberty owns at least 29,912,856 equity securities and at least 5% of the total equity securities of IAC (the "Liberty Condition"); and

     o in the case of Mr. Diller, he owns at least 5,000,000 common shares (including options to purchase common shares, whether or not then exercisable), continues to serve as chief executive officer at IAC and has not become disabled (the "Diller Condition," and together with the Liberty Condition, the "Consent Conditions"),

IAC has agreed that, without the prior approval of Liberty and/or Mr. Diller, as applicable, it will not engage in any transaction that would result in Liberty or Mr. Diller having to divest any part of their interests in IAC or any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Liberty to any fines, penalties or material additional restrictions or limitations.

          In addition, for so long as the Consent Conditions apply, if IAC's "total debt ratio" (as defined in the Governance Agreement ) equals or exceeds 4:1 over a twelve-month period, IAC may not take any of the following actions without the prior approval of Liberty and/or Mr. Diller:

     o acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of IAC's market capitalization;

     o voluntarily commence any liquidation, dissolution or winding up of IAC or any material subsidiary of IAC;

     o make any material amendments to the certificate of incorporation or bylaws of IAC;

     o engage in any line of business other than media, communications and entertainment products, services and programming, and electronic retailing, or other businesses engaged in by IAC as of the date of determination;

     o adopt any stockholder rights plan that would adversely affect Liberty or Mr. Diller, as applicable; or

     o    grant additional consent rights to a stockholder of IAC.


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                                    12 of 20


PREEMPTIVE RIGHTS

           In the event that IAC issues or proposes to issue any shares of Common Stock or Class B Common Stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Liberty will have preemptive rights that entitle it to purchase a number of common shares so that Liberty will maintain the identical ownership interest in IAC (subject to certain adjustments) that Liberty had immediately prior to such issuance or proposed issuance (but not in excess of a specified percentage). Any purchase by Liberty will be allocated between Common Stock and Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of Common Stock in lieu of shares of Class B Common Stock.

REGISTRATION RIGHTS

           Liberty and Mr. Diller are entitled to customary, transferable registration rights with respect to Common Stock owned by them. Liberty is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. IAC will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). IAC will not be required to register shares of its Common Stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration.

TERMINATION

          Generally, the Governance Agreement will terminate:

     o with respect to Liberty, at such time that Liberty beneficially owns equity securities representing less than 5% of the total equity securities of IAC; and

     o with respect to Mr. Diller, at the later of (1) the date Mr. Diller ceases to be the chief executive officer of IAC or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Liberty (as described below).

THE STOCKHOLDERS AGREEMENT

GENERAL

          Mr. Diller holds an irrevocable proxy with respect to all securities of IAC beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Liberty has not consented, so long as Mr. Diller continues to own at least 5,000,000 common shares (including options). The proxy will generally remain in effect until the earlier of (1) Mr. Diller no longer serving as chief executive officer of IAC and (2) Mr. Diller becoming disabled. Under certain limited circumstances, including a breach by Mr. Diller of certain provisions of the applicable agreement, the proxy may terminate sooner. In addition, the Stockholders Agreement provides for the suspension of the proxy if Mr. Diller cannot vote due to mental or physical disability.

          Liberty and Mr. Diller will vote against any Contingent Matter with respect to IAC if Mr. Diller and Liberty do not approve the Contingent Matter (and continue to have veto rights with respect to the Contingent Matter under the Governance Agreement). Mr. Diller will also vote all securities of IAC over which he has voting control in favor of the Liberty designees to the board of directors of IAC.

RESTRICTIONS ON TRANSFERS

          Until the later of (1) the date Mr. Diller no longer serves as chief executive officer of IAC and (2) the date Mr. Diller no longer holds the proxy to vote Liberty's shares of IAC described above (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the Stockholders Agreement, neither Liberty nor Mr. Diller can transfer shares of Common Stock or Class B Common Stock, other than:


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                                    13 of 20


     o transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase Common Stock of IAC;

     o    transfers to each party's respective affiliates;

     o    pledges relating to financings, subject to certain conditions; and

     o transfers of options or Common Stock in connection with "cashless exercises" of Mr. Diller's options to purchase shares of Common Stock.

          The restrictions on transfer are subject to a number of exceptions (which exceptions are generally subject to the rights of first refusal described below):

     o either of Liberty or Mr. Diller may transfer common shares to an unaffiliated third party, subject to tag-along rights described below;

     o either of Liberty or Mr. Diller may transfer common shares so long as, in the case of Mr. Diller, he continues to beneficially own at least 2,200,000 common shares (including stock options) and, in the case of Liberty, Liberty continues to beneficially own 2,000,000 common shares, and in the case of a transfer of an interest in, or of any of the common shares held by, specified entities referred to as the "BDTV Limited Entities," after such transfer, Liberty and Mr. Diller collectively control at least 50.1% of the total voting power of IAC; and

     o either of Liberty or Mr. Diller may transfer common shares so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act, and, in the case of a transfer of an interest in, or of any of the common shares held by, the BDTV Limited Entities, after such transfer, Liberty and Mr. Diller collectively control at least 50.1% of the total voting power of IAC.

TAG-ALONG RIGHTS

          Each of Mr. Diller and Liberty will be entitled to a right to "tag-along" (i.e., participate on a pro rata basis) on sales by the other of common shares to any third party. Liberty will not have a tag-along right in the event of:

     o sales by Mr. Diller of up to 2,000,000 common shares within any rolling twelve-month period;

     o transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of Common Stock or transfers in connection with "cashless exercises" of Mr. Diller's options to purchase shares of Common Stock;

     o specified "brokers' transactions," as defined under the Securities Act, which we refer to as "market sales;" or

     o generally, when Mr. Diller no longer serves as chief executive officer of IAC.

          Mr. Diller will not have a tag-along right with respect to hedging transactions and stock lending transactions related thereto effected by Liberty, in each case meeting certain requirements, or market sales by Liberty.

TRANSFERS OF SHARES OF CLASS B COMMON STOCK

           Each of Mr. Diller and Liberty has a right of first refusal in the case of a proposed transfer by the other of shares of Class B Common Stock of IAC to a third party. If either Liberty or Mr. Diller proposes to transfer shares of Class B Common Stock, the other will be entitled to swap any shares of Common Stock it or he owns for

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                                    14 of 20


such shares of Class B Common Stock (subject to the rights of first refusal described above). To the extent there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to a third party, such shares must first be converted into shares of Common Stock. This restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates.

TERMINATION

          Mr. Diller's and Liberty's rights and obligations under the Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 2,200,000 common shares (including stock options) and, in the case of Liberty, Liberty no longer beneficially owns at least 2,000,000 common shares. Liberty's tag-along rights and obligations terminate at such time as Liberty ceases to beneficially own at least 5% of the total equity securities of IAC. In calculating Liberty's beneficial ownership of common shares of IAC, Liberty will be deemed to own all common shares held by the BDTV Entities.

          In addition, Mr. Diller's rights under the Stockholders Agreement will terminate upon the later of (1) the date Mr. Diller ceases to serve as chief executive officer of IAC or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of IAC owned by Liberty.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

54.  Amended and Restated Governance Agreement, by and among
     IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

55. Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.

56. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.




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                                    15 of 20

                                  SIGNATURES

          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 19, 2005

                                    LIBERTY MEDIA CORPORATION

                                    By:  /s/  Charles Y. Tanabe
                                       -------------------------------
                                       Name:  Charles Y. Tanabe
                                       Title: Senior Vice President


                                    BARRY DILLER

                                    By:  /s/  Barry Diller
                                       -------------------------------


                                    BDTV INC., BDTV II INC.,
                                    BDTV III INC., BDTV IV INC.

                                    By:  /s/  Barry Diller
                                       -------------------------------
                                       Name:  Barry Diller
                                       Title: President



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                                    16 of 20

                               INDEX TO EXHIBITS

1.    Written Agreement between TCI and Mr. Diller regarding Joint Filing of
      Schedule 13D.*

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.    Press Release issued by the Company and Mr. Diller, dated August 25,
      1995.*

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.   Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.   Amended and Restated Certificate of Incorporation of BDTV INC.*

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*


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                                    17 of 20


21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.   Certificate of Incorporation of BDTV III Inc.*

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.   Certificate of Incorporation of BDTV IV INC.*


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                                    18 of 20

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49. Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53. Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.   Amended and Restated Governance Agreement, by and among
      IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.


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                                    19 of 20


55. Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

56. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.


*     Previously filed.



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                                    20 of 20

Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 3

         DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

   Name and Business             PRINCIPAL OCCUPATION AND PRINCIPAL
        Address                        BUSINESS (IF APPLICABLE)
    (IF APPLICABLE)
John C. Malone                Chief Executive Officer and Chairman of the Board
                              and Director of Liberty

Robert R. Bennett             President and Director of Liberty

Donne F. Fisher               Director of Liberty; President of Fisher Capital
9781 Meridian Blvd., #200     Partners, Ltd.
Englewood, Colorado 80112

Paul A. Gould                 Director of Liberty; Managing Director of
711 5th Avenue, 8th Floor     Allen & Company Incorporated
New York, New York 10022

David E. Rapley               Director of Liberty

M. LaVoy Robison              Director of Liberty; Executive Director and a
1727 Tremont Place            Board Member of the Anschutz Foundation
Denver, Colorado 80202

Larry E. Romrell              Director of Liberty

David J.A. Flowers            Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler         Senior Vice President of Liberty

Christopher W. Shean          Senior Vice President and Controller of Liberty

Charles Y. Tanabe             Senior Vice President, General Counsel and
                              Secretary of Liberty